Samuel H. Pilch

Controller

The Allstate Corporation

April 29, 2009

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

Mail Stop 6010

Re:	The Allstate Corporation
Form 10-K for the Year Ended December 31, 2008
Filed on February 26, 2009
File Number: 000-12104

Dear Mr. Rosenberg:

This letter is being submitted in response to the comments set forth in your letter dated April 15, 2009, to Mr. Don Civgin, Vice President and Chief Financial Officer of The Allstate Corporation, with respect to the above-referenced filing.

For your convenience, we have set forth the original comments from your letter in bold typeface and appearing below them are the disclosure information or responses requested.  The Company plans to include the expanded disclosure information in its first quarter 2009 Form 10-Q expected to be filed on May 7, 2009, or include any modification to these proposed disclosures in either this SEC Form 10-Q or succeeding filings(s).

Form 10-K for the Fiscal Year ended December 31, 2008

Application of Critical Accounting Estimates, page 28

Fair Value of Financial Assets and Financial Liabilities, page 29

1.                                      Please disclose the number of quotes or prices you generally obtained per instrument.  If you obtained multiple quotes or prices, please disclose how you determined the ultimate value you used in your financial statements.

The following disclosure will be added:

We obtain or calculate only one quote or price per instrument.  We employ independent third-party valuation service providers, broker quotes and internal pricing methods to determine fair values, which provide a single quote or price for each financial instrument.

2.                                      With respect to your investments valued using a discounted cash flow methodologies, please provide a quantitative discussion of how sensitive the fair value estimates for your material assets or liabilities are to the significant inputs the technique or model uses.  Such a discussion should reflect the reasonably likely impact on the financial statements at December 31, 2008 of the reasonably likely changes in the key assumptions used to estimate the fair value of these investments.

The following disclosure will be added:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  For the majority of the Company’s financial assets, all significant inputs are based on market observable data and significant management judgment does not affect the periodic determination of fair value.  The determination of fair value using discounted cash flow models involves management judgment when significant model inputs are not based on market observable data.  However, where market observable data is available, it takes precedence, and as a result, no range of reasonably likely inputs exists, from which the basis of a sensitivity analysis could be constructed.

There are two situations where discounted cash flow models are used, each of which utilizes a significant input that is not market observable.  In the first situation, internal models use internally assigned credit ratings as inputs in the valuation of privately placed securities.  Our internal ratings are developed at a more finite level than NAIC ratings (e.g., an NAIC rating of 1 includes securities rated triple, double and single A by a nationally recognized statistical rating organization (“NRSRO”)).  We believe these internal ratings provide for a more reliable estimate of fair value since we can more precisely match these ratings to other market observable valuation inputs, such as credit and liquidity spreads, for performing these valuations.  The second situation where a discounted cash flow model utilizes a significant input that is not market observable relates to the determination of fair value for our auction rate securities (“ARS”) backed by student loans.  The assumption is the anticipated date liquidity will return to this market (i.e., when auction failures will cease).  Determination of this assumption allows for matching to market observable inputs when performing these valuations.

The following table displays the sensitivity of reasonably likely changes in these assumptions as of March 31, 2009.  The selection of these hypothetical scenarios should not be construed as an indication that it would be reasonably likely that all securities would be similarly affected or as our prediction of future events, but only as an illustration of the estimated potential proportional effect of alternative assumptions.

($ in millions)
Privately placed securities with internally assigned credit ratings	$
Changes in fair value resulting from:
Increase in internal ratings one rating notch	$
Decrease in internal ratings one rating notch	$

ARS backed by student loans at fair value	$
Changes in fair value resulting from:
Decrease in assumption by five months for the anticipated date liquidity will return to this market	$
Increase in assumption by five months for the anticipated date liquidity will return to this market	$

Fair Value of Financial Assets and Financial Liabilities, page 119

3.                                      Please refer to your table on page 120.  We note that you state that the transfers into Level 3 are “attributable to a change in the availability of market observable information for individual securities”.  Please revise your disclosure to provide a more robust explanation as to which specific inputs became unobservable during the period.  Also disclose any material gain or loss, whether realized or unrealized, that you recorded on those assets.

4.                                      Please clarify how you determined that a market was not active.  Disclose how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments.  Consider discussing the specific change in the discount rate or any other analysis you performed to account for the lack of liquidity and discuss how and why you changed your assumptions from prior periods.

The following disclosure will be added in response to comments 3 and 4:

Net transfers in and/or out of Level 3 are reported as having occurred at the beginning of the quarter the transfer occurred; therefore, for all transfers into Level 3, all realized and unrealized gains and losses in the quarter of transfer are reflected in the table above.

We have two different situations where we have classified investments as Level 3.  The first is where quotes continue to be received from independent third-party valuation service providers, as all significant inputs are market observable, but there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate.  Among the indicators we consider in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the following:

•                  Level of new issuances in the primary market;

•                  Trading volume in the secondary market;

•                  Level of credit spreads over historical levels;

•                  Bid-ask spread, and

•                  Price consensus among market participants and sources.

When transferring these securities into Level 3 due to a significant decrease in the volume and level of activity, we do not change the source of fair value estimates or modify the estimates received from independent third-party valuation service providers.  Accordingly, for securities included within this group, there was no change in fair value for a change in model resulting in a gain or loss.

The second situation where we have classified securities in Level 3 is where specific inputs to our fair value estimation models which are considered significant are not market observable.  This has occurred in three principal categories.  The first is for certain of our privately placed securities for which we utilize internally developed ratings.  The second is broker quotes.  Privately placed securities valued using internally developed ratings and securities valued using broker quotes were assigned to Level 3 when we initially assigned the hierarchy in the first quarter of 2008.  The third is our ARS backed by student loans for which a principal assumption, the anticipated date liquidity will return to this market, is not market observable.

Transfers into Level 3 involving a change in valuation method during the year ended December 31, 2008 included ARS in the third quarter of 2008 when our independent third-party valuation service provider could no longer provide quotes due to the failure of auctions caused by the absence of institutional investors and broker-dealers participating in this market.  We migrated from the use of market prices for completed transactions to a discounted cash flow model which resulted in the recognition of an unrealized capital loss of $74 million.  In addition, transfers into Level 3 of individual instruments occur when a specific input is not market observable such as situations where a fair value quote is not provided by our independent third-party valuation service provider and as a result the price is stale or has been replaced with a broker quote resulting in the security being classified as Level 3.  A quote utilizing the new pricing source is not available as of the prior period, and any gains or losses related to the change in valuation source for individual securities, while included in the table above, are not ascertainable and are not significant.

Item 8.  Financial Statements and Supplementary Data, page 139

Notes to Consolidated Financial Statements, page 145

16. Benefit Plans, page 199

Assumptions, page 203

5.                                      Your disclosure states that a consistent method was used to determine the expected long-term return on plan assets assumption at December 31, 2008 and 2007 of 8.5%.  In light of the current environment, please tell us how you concluded that a consistent return rate should be used.

The following disclosure will be added:

At December 31, 2008, our assumption for the expected long-term rate of return on plan assets was reviewed giving consideration to appropriate financial data including, but not limited to, the plan asset allocation, forward-looking expected returns for the period over which benefits will be paid, historical returns on plan assets and other relevant market data.  Given the long-term forward looking nature of this assumption, the actual returns in any one year do not immediately result in a change.  In giving consideration to the targeted plan asset allocation, we evaluated returns using the same sources we have used historically which include: historical average asset class returns from an independent nationally recognized vendor of this type of data blended together using the asset allocation policy weights for our pension plans; asset class return forecasts from the asset allocation team of a large global and independent asset management firm that specializes in providing multi-asset class index fund products which were blended together using the asset allocation policy weights; and expected portfolio returns from a proprietary simulation methodology of a widely recognized external investment consulting firm that performs asset allocation and actuarial services to corporate pension plan sponsors.  This is the same methodology that has been applied on a consistent basis each year.  All of these were consistent with our long-term rate of return on plan assets assumption of 8.5%.

The company acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact Kathleen Enright, Assistant Vice President Financial Reporting at (847) 402-8110 or me at (847) 402-2213.

Very truly yours,

/s/ Samuel H. Pilch
Samuel H. Pilch
Controller
The Allstate Corporation